SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 24, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated November 24, 2004 re: Partner Communications Updates on Notification of Regulatory Changes Announced by Ministry of Communications.

Partner Communications Updates on
Notification of Regulatory Changes
Announced by Ministry of
Communications

Rosh Ha’ayin, Israel, November 24, 2004 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, reported, pursuant to the Company’s Press Release dated November 18th 2004, that the Company has received notification from the Ministry of Communications (MoC) concerning the following regulatory changes:

1.	A reduction in the rate of interconnect, effective March 1st 2005, from the present NIS 0.45 per minute to a maximum rate of NIS 0.32per minute, and further reductions on March 1st 2006, to a maximum rate of NIS 0.29; on March 1st 2007, to a maximum rate of NIS 0.26; and on March 1st 2008, to a maximum rate of NIS 0.22.
2.	A reduction in the rate of call termination received by cellular operators from International Carriers in Israel from the present NIS 0.25 per minute, to a maximum rate of NIS 0.22 per minute, effective March 1st 2008.
3.	A reduction in the rate of termination of an SMS from the present rate of NIS 0.285 to a maximum rate of NIS 0.05, effective March 1st 2005, and a further reduction on March 1st 2006 to a maximum rate of NIS 0.025.
4.	All rates mentioned above are exclusive of VAT. The above rates will be updated annually, starting March 1st 2006 to reflect changes in the Consumer Price Index.

5.	Billing units for both air-time and call termination rates to fixed and mobile networks, will be reduced from the present intervals of up to 12 second units, to 1 second intervals, effective December 31st 2008. The MoC will examine justification for call set-up charges.
6.	The rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.
7.	In 2005, the MoC intends to hold a hearing regarding its intention to bring about unification of rates for on-net and off-net calls.

The binding formulation of these changes will be according to regulation published and to license changes upon completion of the processes involved.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 2.2 million subscribers in Israel. Partner subscribers can use roaming services in 149 destinations using 319 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR.  For further information: http://www.investors.partner.co.il

Contact:
Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: dan.eldar@orange.co.il

Safe Harbor
This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner's filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: November 24, 2004